Filed pursuant to 424(b)(3)

Registration No. 333-159445

INDUSTRIAL INCOME TRUST INC.

SUPPLEMENT NO. 9 DATED JANUARY 5, 2011

TO THE PROSPECTUS DATED SEPTEMBER 14, 2010

This prospectus supplement (this “Supplement”) is part of and should be read in conjunction with the prospectus of Industrial Income Trust Inc., dated September 14, 2010 (the “Prospectus”), as supplemented by Supplement No. 5 dated December 1, 2010, Supplement No. 6, dated December 22, 2010, Supplement No.7, dated December 28, 2010 and Supplement No. 8, dated December 30, 2010. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purposes of this Supplement are as follows:

A.	To update disclosure in the section of the Prospectus titled “Investments in Real Properties, Real Estate Securities and Debt Related Investments—Completed Real Property Acquisitions.”

B.	To update disclosure in the section of the Prospectus titled “Investments in Real Properties, Real Estate Securities and Debt Related Investments—Debt Secured by our Real Property.”

C.	To update disclosure in the section of the Prospectus titled “Investments in Real Properties, Real Estate Securities and Debt Related Investments—Probable Real Property Acquisitions.”

A. Update to the Section of the Prospectus Titled “Investments in Real Properties, Real Estate Securities and Debt Related Investments—Completed Real Property Acquisitions”

The following is inserted at the end of the section of the Prospectus titled “Investments in Real Properties, Real Estate Securities and Debt Related Investments—Completed Real Property Acquisitions” and supplements Section D of Supplement No. 5, dated December 1, 2010. The disclosure in Section B of Supplement No. 6, dated December 22, 2010, is hereby superseded:

Inland Empire Building One

On December 29, 2010, one of our wholly-owned subsidiaries acquired a 100% fee interest in one industrial building that is approximately 1.3 million square feet on 60.1 acres located in the Inland Empire metropolitan area in Perris, California, which we refer to herein as the “Inland Empire Building One.” In connection with this acquisition, an Agreement of Purchase and Sale was entered into by and between IIT Acquisitions LLC, our wholly-owned subsidiary and Ridge Perris I, LLC. The Inland Empire Building One is currently 100% leased to Hanesbrands Inc., under a lease that expires on November 9, 2018. The annual base rent under the lease is currently approximately $5.3 million and is subject to average annual rent escalations of approximately 3.0% through the end of the lease term. The tenant has two options to extend the lease for a period of five years each. The Inland Empire Building One serves as the primary national distribution center for Hanesbrands Inc., which is a market-leading producer of innerwear, outerwear, and hosiery apparel.

In general, the tenant will be responsible for paying directly or reimbursing the landlord for the real estate taxes, insurance, and repair and maintenance costs.

Our management currently believes that the Inland Empire Building One is suitable for its intended purpose and has no immediate plans for material renovations or other capital improvements, and the Inland Empire Building One will be adequately covered by insurance. The aggregate cost of this acquisition (excluding the cost attributable to land) will be depreciated for tax purposes over a maximum of a 40-year period on a straight-line basis.

The total approximate aggregate purchase price of the Inland Empire Building One was $80.0 million, exclusive of transfer taxes, due diligence, and other closing costs. We estimate that the property has a capitalization rate of approximately 6.9%. There are a number of comparable facilities in the vicinity of the Inland Empire Building One which may compete with this facility. We paid an acquisition fee (pursuant to the terms of the Advisory Agreement) of $1.6 million to the Advisor equal to 2.0% of the purchase price of this transaction. We funded the acquisition using proceeds from this offering and debt financing as described below.

We believe that the Inland Empire is one of the largest and most active industrial markets in the world due to its strategic location near the ports of Los Angeles and Long Beach, which handles approximately 35% of all of the container traffic into and out of the United States. The Inland Empire metropolitan area is strategically located approximately 70 miles from the Ports of Los Angeles and Long Beach and in close proximity to the region’s primary transportation thoroughfares (Interstates 10, 15 and 215 as well as State Routes 210, 30, 60 and 91).

The following table shows the weighted average occupancy rate, expressed as a percentage of rentable square feet, and the average effective annual gross rent per leased square foot, for the Inland Empire Building One during the year ended December 31, 2009:

Year (1)	Weighted Average Occupancy	Average Effective Annual Gross Rent per Leased Square Foot (2)
2009	100%	$3.28

(1)	The Inland Empire Building One was built and completed during 2008. As such, no historical data is available prior to 2009.
(2)

Average effective annual gross rent per leased square foot for each year is calculated by dividing such year’s straight line total rent revenue (including operating expense recoveries) by the weighted average square footage under lease during such year.

Baltimore Building One

On December 30, 2010, one of our wholly-owned subsidiaries acquired a 100% fee interest in one building located in the Brandon Woods Business Park, in Baltimore Maryland that is approximately 274,000 square feet on 11.9 acres, which we refer to herein as the “Baltimore Building One.” In connection with this acquisition, an Agreement of Purchase and Sale was entered into by and between IIT Acquisitions LLC, our wholly-owned subsidiary and Brandon Woods, LLC. The Baltimore Building One is currently 100% leased to Commerce LLC, under a lease that expires on September 30, 2019. The annual base rent under the lease is currently approximately $1.2 million and is subject to annual rent escalations of approximately 2.5% through December 2015 and approximately 3.0% thereafter through the end of the lease term. The tenant has one remaining option to extend the lease for a period of five years. The Baltimore Building One serves as the national headquarters for the Commerce Corporation, which is a leading lawn, garden, and outdoor living specialty distributor.

In general, the tenant will be responsible for paying directly or reimbursing the landlord for the real estate taxes, insurance and repair and maintenance costs.

Our management currently believes that the Baltimore Building One is suitable for its intended purpose and will be adequately covered by insurance. During 2011, we plan on replacing the existing roof at a cost to be determined. We have no other immediate plans for any material renovations or capital improvements. The aggregate cost of this acquisition (excluding the cost attributable to land) will be depreciated for tax purposes over a maximum of a 40-year period on a straight-line basis.

The total approximate aggregate purchase price of the Baltimore Building One was $16.1 million, exclusive of transfer taxes, due diligence, and other closing costs. We estimate that the property has a capitalization rate of approximately 7.5%. There are a number of comparable facilities in the vicinity of the Baltimore Building One which may compete with this facility. We paid an acquisition fee (pursuant to the terms of the Advisory Agreement) of $0.3 million to the Advisor equal to 2.0% of the purchase price of this transaction. We funded the acquisition using proceeds from this offering and debt financing as described below.

We believe that, as an East Coast port market, the Port of Baltimore area continues to be an important distribution hub, with a growing population, attractive industry mix, and significant geographic and physical barriers to entry, including land costs. The Baltimore Building One is located in the Marley Neck Peninsula of Northern Anne Arundel County, on the southern edge and near the mouth of the Patapsco River, the site of the Port of Baltimore. The Baltimore Building One is located near Interstate 95, which is the primary highway for the eastern seaboard and connects Maine to Florida. In addition to its proximity to Interstate 95, the area around the Baltimore Building One is serviced by CSX rail and Baltimore’s ports.

The following table shows the weighted average occupancy rate, expressed as a percentage of rentable square feet, and the average effective annual gross rent per leased square foot, for the Baltimore Building One during each of the past five years ended December 31:

Year	Weighted Average Occupancy	Average Effective Annual Gross Rent per Leased Square Foot (1)
2005	100%	$4.22
2006	100%	$3.91
2007	100%	$4.01
2008	100%	$4.11
2009	100%	$3.15 (2)

(1)

Average effective annual gross rent per leased square foot for each year is calculated by dividing such year’s straight line total rent revenue (including operating expense recoveries) by the weighted average square footage under lease during such year.

(2)

The average effective annual gross rent per leased square foot was reduced for the year ended December 31, 2009, due to the seller providing the tenant with a rent abatement period of three months. Disregarding the rent abatement, the average effective annual gross rent for 2009 was $4.20 per leased square foot.

B. Update to the Section of the Prospectus Titled “Investments in Real Properties, Real Estate Securities and Debt Related Investments—Debt Secured by our Real Property”

The following supplements the section of the Prospectus titled “Investments in Real Properties, Real Estate Securities and Debt Related Investments—Debt Secured by our Real Property,” which section of the Prospectus is also supplemented by Section E of Supplement No. 5, dated December 1, 2010 and Section B of Supplement No. 8, dated December 30, 2010:

Debt Secured by the Inland Empire Building One

In order to fund a portion of the acquisition of the Inland Empire Building One, we, through one of our subsidiaries, entered into a $45.0 million fixed rate loan agreement with Wells Fargo Bank, National Association. The loan is secured by a deed of trust and related assignments and security interests in the Inland Empire Building One. The loan requires monthly payments of interest and principal. Certain key terms of this loan agreement are described in the table below.

Debt Secured by the Baltimore Building One

In order to fund a portion of the acquisition of the Baltimore Building One, we, through one of our subsidiaries, entered into a $9.0 million fixed rate loan agreement with Wells Fargo Bank, National Association. The loan is secured by a deed of trust and related assignments and security interests in the Baltimore Building One. The loan requires monthly payments of interest and principal. Certain key terms of this loan agreement are described in the table below.

Lender	Origination Date	Maturity Date	Loan Amount	Interest Rate
Wells Fargo Bank, National Association	December 29, 2010	January 1, 2021	$45.0 million	5.68%
Wells Fargo Bank, National Association	December 30, 2010	January 1, 2021	$9.0 million	5.68%

Each of the loan agreements described above limit our ability to prepay, in whole or in part, and any such prepayment will be subject to the payment of certain prepayment premiums. In addition, each of the loan agreements described above contain customary affirmative, negative, and financial covenants, agreements, representations, warranties and indemnities, including indemnification for losses arising out of certain environmental issues at the respective properties, and borrowing conditions, all as set forth in the loan agreements. The loan agreements also contain various customary events of default, which are defined in the respective agreements. As is customary in such financings, if an event of default occurs under either loan, the lender may accelerate the repayment of amounts outstanding and exercise other remedies, subject, in certain instances to the expiration of an applicable cure period.

Our subsidiaries that directly own the properties securing the loans are the borrowers under the corresponding loan agreements described above. The Operating Partnership has provided customary non-recourse guarantees of certain of the obligations under both loan agreements.

C. Update to the Section of the Prospectus Titled “Investments in Real Properties, Real Estate Securities and Debt Related Investments—Probable Real Property Acquisitions”

The following is inserted at the end of the section of the Prospectus titled “Investments in Real Properties, Real Estate Securities and Debt Related Investments—Probable Real Property Acquisitions” and supplements the disclosure in Supplement No. 7, dated December 28, 2010:

Baltimore Building Two

On November 30, 2010, we entered into a definitive agreement to acquire a 100% fee interest in one industrial building that is approximately 824,000 square feet on 70.3 acres located in Hagerstown, Maryland which we refer to herein the “Baltimore Building Two.” In connection with the proposed acquisition, an agreement was entered into by and between IIT Acquisitions LLC, our wholly-owned subsidiary and Jerome L. Rappaport, Jr. and Janet F. Aserkoff, as Trustees of Hagerstown Nominee Trust. The Baltimore Building Two is currently 100% leased to Home Depot U.S.A., Inc., which we refer to herein as “Home Depot,” under a lease that expires on September 30, 2016. The annual base rent under the lease is currently approximately $2.2 million, which is expected to increase to approximately $3.0 million for 2011, and thereafter is subject to annual rent escalations of approximately 2.5% to 2.7% through the end of the lease term.

The tenant has two options to extend the lease for a period of five years each. Home Depot is one of the largest multi-channel retailers in the world. The Baltimore Building Two serves as a primary distribution facility for Home Depot’s North American internet fulfillment. Upon consummation of the acquisition, the lease agreement is expected to be assigned to and assumed by us, through our wholly-owned subsidiary.

In general, the tenant will be responsible for paying directly or reimbursing the landlord for the real estate taxes, insurance and repair and maintenance costs.

We believe that, as an East Coast port market, the Port of Baltimore area continues to be an important distribution hub with significant geographic and physical barriers to entry. The Baltimore Building Two is located less than one mile from the intersection of I-70 and I-81, in the middle of the Hagerstown distribution market. The Hagerstown distribution market has rapidly become a primary hub for east coast products moving up and down the seaboard.

The total approximate aggregate purchase price of the Baltimore Building Two is expected to be $41.2 million, exclusive of transfer taxes, due diligence and other closing costs. In connection with the execution of the purchase agreement and completion of due diligence, we deposited an amount of $2.0 million into an escrow account. We expect to pay an estimated acquisition fee (pursuant to the terms of the Advisory Agreement) to the Advisor equal to 2.0% of the purchase price of this transaction. We plan to fund the acquisition using proceeds from the Offering and debt financing. We have not yet received financing commitments for this acquisition and there can be no assurances that we will be able to secure debt financing.

The Baltimore Building Two acquisition is expected to close in the first quarter of 2011. There is no assurance that we will be able to purchase the Baltimore Building Two on the terms set forth herein or at all. The consummation of the acquisition is subject to various closing conditions to be met by the parties. If we do not close on the acquisition, there are circumstances under which we may forfeit the deposits we have funded.

Our management currently believes that the Baltimore Building Two is suitable for its intended purpose and has no immediate plans for material renovations or other capital improvements, and the Baltimore Building Two will be adequately covered by insurance. If acquired, the cost of the Baltimore Building Two (excluding the cost attributable to land) will be depreciated for tax purposes over a maximum of a 40-year period on a straight-line basis.

The following table shows the weighted average occupancy rate, expressed as a percentage of rentable square feet, and the average effective annual gross rent per leased square foot, for the Baltimore Building Two during each of the past five years ended December 31:

Year	Weighted Average Occupancy	Average Effective Annual Gross Rent per Leased Square Foot (1)
2005	100%	$3.22
2006	100%	$3.40
2007	100%	$3.45
2008	100%	$3.50
2009	100%	$3.55

(1)

Average effective annual gross rent per leased square foot for each year is calculated by dividing such year’s base rent revenue (excluding operating expense recoveries) by the weighted average square footage under lease during such year.

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